

December 9, 2010

Carole R. Wright
Chief Financial Officer
Innovaro, Inc.
2109 Palm Avenue
Tampa, FL 33605

>   **Re: UTEK Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed March 22, 2010**
>   **File No. 001-15941**

Dear Ms. Wright:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Accounts Receivable, page 9

1.   Please revise your accounting policy related to accounts receivable in future filings to disclose your policy for reserving accounts receivable. Additionally, please tell us the amount of receivables you have past due at September 30, 2010, and if this amount exceeds your current allowance, please tell us how you determined these amounts were collectible.

Liquidity, page 30

2.   Please revise your discussion of liquidity in future filings to quantify your liquidity needs over the next 12 months, and discuss how you will meet those needs. Given your recent history of operating losses, and cash used in operating activities, it appears unlikely that your existing cash balances, cash generated from operations, collections of receivables

and potential sales of investments will be sufficient to meet your liquidity needs over the next 12 months, despite your disclosure to the contrary on page 31. Additionally, please address any liquidity trends, such as the significant increase in your accounts receivable balance, and discuss what impact you expect them to have on future liquidity. Please show us the disclosure that you intend to present in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief